Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85580 on Form S-3 of our reports dated February 28, 2005, (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles in 2003 for: asset retirement obligations, derivative contracts not held for trading purposes, the consolidation of variable interest entities, and guarantees), relating to the consolidated financial statements and financial statement schedule of Consolidated Natural Gas Company (a wholly-owned subsidiary of Dominion Resources, Inc.), appearing in the Annual Report on Form 10-K of Consolidated Natural Gas Company for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Richmond, Virginia

February 28, 2005